SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUPPORT.COM, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

86858W101

(CUSIP Number of Common Stock Underlying Class of Securities)

Anne-Marie Eileraas, Esq.

General Counsel

support.com, Inc.

1900 Seaport Blvd., 3rd Floor

Redwood City, California 94063

Tel: (650) 556-9440

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steve Gillette, Esq.

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303

Tel: (650) 739-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,653,698	$203.88

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,026,203 shares of the issuer’s common stock having an aggregate value of $3,653,698 will be exchanged or cancelled pursuant to this offer. The aggregate value of these options was calculated based on a Black-Scholes option pricing model based on a price per share of common stock of $2.20, the closing price of the issuer’s common stock as reported on The Nasdaq Global Select Market as of July 20, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $203.88	Filing party: support.com, Inc.
Form or Registration No.: Schedule TO	Date filed: July 24, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Note

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by support.com (the “Company”) on July 24, 2009, pursuant to which the Company offered to exchange certain outstanding eligible options for new stock options on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

Amendment of Offer to Exchange

The second sentence of the first paragraph of the section “Risk Factors” of the Offer to Exchange is hereby amended as follows: the language “, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009” is inserted after “This section and the risk factors set forth under the heading entitled “Risk Factors” in our quarterly report on Form 10-Q for the quarter ended March 31, 2009.”

The section “This Exchange Offer–Additional Information” of the Offer to Exchange is hereby amended and supplemented to add the following:

“•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 10, 2009.”

“•	Our current report on Form 8-K filed with the SEC on July 31, 2009.”

The first paragraph of the section “This Exchange Offer–Miscellaneous” of the Offer to Exchange is hereby deleted in its entirety.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 2.	Subject Company Information.

Item 2 of the Schedule TO is hereby amended and supplemented to add the following:

(b)	Securities.

The information set forth in the Offer to Exchange under “Risk Factors,” as amended by this Amendment No. 1, is incorporated herein by reference.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented to add the following:

(a)	Financial Information.

The financial information set forth in the Company’s Quarterly Report on Form 10-Q filed on August 10, 2009 is incorporated herein by reference. The Company’s Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” as amended by this Amendment No. 1, is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SUPPORT.COM, INC.

/s/ Anne-Marie Eileraas
Anne-Marie Eileraas
Senior Vice President, General Counsel and Secretary

Date: August 11, 2009